SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 7)*

Sauer-Danfoss Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

804 137 107

(CUSIP Number)

Kenneth D. McCuskey
Vice President, Chief Accounting Officer, and Secretary
Sauer-Danfoss Inc.
2800 East 13th Street
Ames, Iowa 50010
(515) 239-6364

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Suzanne K. Hanselman, Esq. Baker & Hostetler LLP 3200 National City Center 1900 East 9th Street Cleveland, OH 44114-3485 Telephone: (216) 861-7090	Uri Doron, Esq. Reed Smith LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 521-5465

July 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	804 137 107

1	NAMES OF REPORTING PERSONS: Danfoss Murmann Holding A/S

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Denmark

	7	SOLE VOTING POWER:

NUMBER OF		0*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,241,962*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,241,962*

WITH	10	SHARED DISPOSITIVE POWER:

0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,241,962*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

* See Item 5 of this Schedule 13D/A below.

CUSIP No.	804 137 107

1	NAMES OF REPORTING PERSONS: Sauer Holding GmbH

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Germany

	7	SOLE VOTING POWER:

NUMBER OF		0*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		36,629,787*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0*

WITH	10	SHARED DISPOSITIVE POWER:

10,029,264*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

36,629,787*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

75.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

* See Item 5 of this Schedule 13D/A below.

CUSIP No.	804 137 107

1	NAMES OF REPORTING PERSONS: Danfoss A/S

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Denmark

	7	SOLE VOTING POWER:

NUMBER OF		0*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		36,629,787*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,358,561*

WITH	10	SHARED DISPOSITIVE POWER:

28,271,226*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

36,629,787*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☒**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

75.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*	See Item 5 of this Schedule 13D/A below.

**	The amount in Row (11) excludes 70,000 shares owned by Jorgen Clausen, President and Chief Executive Officer of Danfoss A/S, over which Danfoss A/S has no voting or dispositive power

Item 1.    Security and Issuer.

This Amendment No. 7 (“Amendment No. 7”) to the Statement of Beneficial Ownership on Schedule 13D filed May 26, 2000 (the “Original Statement”), as amended by Amendment No. 2 filed on April 5, 2001 (“Amendment No. 2”)**, Amendment No. 3 filed on November 1, 2001 (“Amendment No. 3”), Amendment No. 4 filed on May 16, 2007 (“Amendment No. 4”), Amendment No. 5 filed on August 17, 2007 (“Amendment No. 5”) and Amendment No. 6 filed on March 12, 2008 (“Amendment No. 6”), relates to the common stock, par value $0.01 per share (“Common Stock”) of Sauer-Danfoss Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 250 Parkway Drive, Suite 270, Lincolnshire, IL 60069.

This Amendment No. 7 is being filed by the Reporting Persons (as defined in Item 2 below) as a result of a share purchase transaction whereby Danfoss has acquired from Sauer (each as defined in Item 2 below) (i) 8,358,561 shares of Common Stock and (ii) all of Sauer’s holdings of issued and outstanding shares (consisting of 250,000 shares, DKR 1.00 par value per share, of Class A voting stock and 1,000 shares, DKR 1.00 par value per share, of Class B nonvoting stock) of the Holding Company (as defined in Item 2 below), which holds a substantial interest in the Common Stock (the shares referred to in the preceding clauses (i) and (ii), collectively, the “Shares”). As a result of the consummation of the transactions (the “Share Purchase Transactions”), there has been a change in control of the Issuer, as control of a majority of the issued and outstanding shares of Common Stock has be shifted to Danfoss solely. Additional results of the Share Purchase Transactions have been the abolition of two committees of the Issuer’s Board of Directors (the “Board”)-- the Nominating Committee and the Executive Committee-- and the consequent alteration of the existing rights of the Reporting Persons with respect to the nomination of members of the Board. The purpose of the Share Purchase Transactions and the contractual arrangements with respect thereto are described further in Items 4 and 6 below.

** It has come to the attention of the Reporting Persons that, inadvertently, following the filing of the Original Statement, the Reporting Persons had amended such filing by immediately proceeding to Amendment No. 2 and had omitted Amendment No. 1 to the Original Statement. Because all subsequent amendments to the Original Statement have followed such numerical sequence, the Reporting Persons have continued with such sequence in this Amendment No. 7.

Item 2.    Identity and Background.

(a) This Amendment No. 7 is being filed by (i) Danfoss Murmann Holding A/S, a corporation organized under the laws of Denmark (the “Holding Company”), (ii) Sauer Holding GmbH (“Sauer”), a limited liability company organized under the laws of Germany and (iii) Danfoss A/S, a corporation organized under the laws of Denmark (“Danfoss” and, together with the Holding Company and Sauer, the “Reporting Persons”).

The name of the entity that controls Danfoss is Bitten & Mads Clausens Fond, a trust organized under the laws of Denmark (the “Danfoss Control Entity”).

(b) With the exception of Sauer, the address of the principal business and the principal office of each of the Reporting Persons is Nordborgvej 81, 6430 Nordborg, Denmark. The address of the principal business and the principal office of Sauer is Große Elbstraße 145 B, 22767, Hamburg, Germany.

The address of the principal business and the address of the principal office of the Danfoss Control Entity is Nordborgvej 81, 6430 Nordborg, Denmark.

(c) Set forth on Schedule I hereto is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of each of the Reporting Persons. Set forth on Schedule II hereto is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of the Danfoss Control Entity.

The Holding Company was formed solely to hold shares of Common Stock and has conducted no other operations or activities. The principal business of Sauer is asset management. The principal business of Danfoss is the design, manufacture and sale of industrial products. The principal business of the Danfoss Control Entity is to function as a trust with respect to the securities of Danfoss.

(d) During the last five years (i) none of the Reporting Persons, (ii) to the knowledge of each Filing Entity, none of the natural persons listed on Schedule I associated with such Filing Entity and (iii) to the knowledge of Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been convicted in any criminal proceeding.

(e) During the last five years, (i) none of the Reporting Persons, (ii) to the knowledge of each Reporting Person, none of the natural persons listed on Schedule I associated with such Reporting Person and (iii) to the knowledge of Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate purchase price (the “Purchase Price”) paid by Danfoss to Sauer for the Shares under the Share Purchase Transactions was $493,228,298.73, consisting of: (i) US $496,056,349.74, minus (ii) the cash dividend to which Sauer was entitled on the Shares with respect to the Issuer’s third and fourth fiscal quarters of 2007, in an aggregate amount of US $3,009,442.00, plus (iii) an amount equal to US $16,490.09 per day multiplied by the number of days in any fiscal quarter in 2008 for which Sauer did not, prior to the closing date of the Share Purchase Transactions (the “Closing Date”), receive dividends on the Common Stock, for the period from the first day of any such fiscal quarter through the Closing Date.

The Purchase Price was allocated among the Shares acquired by Danfoss from Sauer as follows:

(a) US $248,028,174.87 of the Purchase Price (subject to the increases and deductions described in clauses (ii) and (iii) related to the Purchase Price calculation above), was allocated proportionately to the 8,358,561 shares of Common Stock acquired by Danfoss, reflecting a premium of approximately 30% over the fair market value of such shares of Common Stock and the shares of Holding Company Class B nonvoting stock acquired by Danfoss (such shares of Holding Company Class B nonvoting stock were deemed to reflect an economic interest in an equivalent number of shares of underlying Common Stock) (the fair market value per share of Common Stock was determined to be US $22.82, based on the average closing price of the Common Stock for the one hundred twenty (120) calendar day period prior to and ending on March 5, 2008);

(b) US $29,673.50 of the Purchase Price was allocated proportionately to the 1,000 shares of Holding Company Class B nonvoting stock acquired by Danfoss; and

(c) the remaining US $247,998,501.37 of the Purchase Price was allocated to the 250,000 shares of Holding Company Class A voting stock acquired by Danfoss.

In connection with the consummation of the Share Purchase Transactions, the potential exercise of either or both stages of its call/put option for the acquisition of additional shares of Common Stock under the Stockholders Agreement (as defined and described in Item 4 below) and for its general working capital purposes, Danfoss entered into a Facilities Agreement (the “Facilities Agreement”), dated as of February 4, 2008, with Danske Bank A/S (the “Lender”) under which the Lender committed to providing Danfoss with seven year term loan and revolving credit facilities in an aggregate amount up to US $600,000,000, consisting of one US $200,000,000 revolving credit facility and two US $200,000,000 term loan facilities. Principal amounts outstanding under each of the facilities accrue interest at customary interbank market rates, plus applicable margin, and are due on February 4, 2015. Interest that accrues is due and payable at the end of interest periods of varying length (ranging from one month to twelve months). Amounts borrowed under the facilities may be prepaid in minimum amounts of US $5,000,000 (in integral multiples of US $1,000,000). Amounts drawn under the revolving credit facility may be redrawn following prepayment, whereas amounts prepaid under the term loan facilities may not be redrawn. Any subsidiary of Danfoss may become party to the Facilities Agreement as an additional borrower thereunder, with Danfoss serving as a guarantor of any such additional borrowers’ repayment obligations. Danfoss has been charged a customary up-front flat fee on the aggregate amount of the facilities, along with a commitment fee on the undrawn, uncancelled amount of the aggregate commitment under the facilities during the seven year commitment period.

Item 4.    Purpose of Transaction.

As described briefly in Item 1 above, the Reporting Persons’ ownership of shares of Common Stock (as last reported in Amendment No. 6) has changed as a result of Danfoss’ and Sauer’s consummation of the Share Purchase Transactions pursuant to that certain Share Purchase Agreement, dated as of March 10, 2008 (in the form attached as Exhibit B to Amendment No. 6, as amended on July 11, 2008, the “Purchase Agreement”). Upon the closing of the transactions under the Purchase Agreement, Danfoss acquired the Shares from Sauer, consisting of (i) 8,358,561 shares of Common Stock and (ii) all issued and outstanding shares of stock of the Holding Company that were held by Sauer, consisting of (x) 250,000 shares of Class A voting stock, DKR 1.00 par value per share, of the Holding Company and (y) 1,000 shares of Class B nonvoting stock, DKR 1.00 par value per share, of the Holding Company. Concurrently with the consummation of the Share Purchase Transactions, Danfoss, Sauer and certain affiliates of Sauer entered into a Stockholders Agreement (in the form attached as Exhibit C to Amendment No. 6, the “Stockholders Agreement”) that has terminated and replaced that certain Joint Venture Agreement, dated January 22, 2000, as amended as of February 22, 2000, by and among Danfoss, Sauer and the Holding Company (the “Joint Venture Agreement”), in governing the rights and obligations of the parties with respect to their ownership and control of the Issuer and the Common Stock that they hold (including arrangements with respect to the composition of the Board).

The consummation of the Share Purchase Transactions (including Danfoss’ acquisition of the remaining issued and outstanding shares of the Holding Company, which holds a substantial percentage of the issued and outstanding shares of Common Stock) has altered the Reporting Persons’ respective holdings of Common Stock from what was last reported in Amendment No. 6. As a result of the consummation of the Share Purchase Transactions, Danfoss has gained sole control over a majority of the issued and outstanding shares of Common Stock. Furthermore, under the Stockholders Agreement, Sauer has granted to Danfoss the right to purchase from Sauer (via exercise of a call option), and Danfoss has granted to Sauer the right to sell to Danfoss (via exercise of a put option), the remaining 10,029,264 shares of Common Stock held by Sauer, in two equal stages of 5,014,632 shares each, during the 21 day periods starting on August 1 and running until August 21 following the delivery of the Issuer’s audited financial statements to Sauer for the Issuer’s 2009 and 2011 fiscal years, respectively. The purchase price for the shares subject to the call option and put option will be determined based on the operating income of, and adjusted with respect to the net debt level of, the Issuer in the 2009 and 2011 fiscal years of the Issuer, respectively, but will be set within a range of $29.67 and $49.45 per share, subject to adjustment as a result of stock splits and other similar transactions. Under the Stockholders Agreement, Danfoss may also, at any time, accelerate its exercise of either or both stages of its call option by electing to purchase Sauer’s shares of Common Stock subject to such option at a price equal to $49.45 per share, subject to adjustment as a result of stock splits and other similar transactions. Sauer, on the other hand, is entitled to accelerate its exercise of either or both stages of its put option and to sell its shares of Common Stock subject to such option to Danfoss at a price equal to $29.67 or $39.56 per share (depending on the identity of the third party entity involved in the transaction giving rise to the acceleration right), subject to adjustment, under certain conditions (as described in Item 6 below). The number of shares subject to the put and call options is subject to reduction based on shares of Common Stock sold by Sauer as a result of Danfoss’ exercise of drag-along rights or Sauer’s exercise of its tag-along rights under the Stockholders Agreement (as described in Item 6 below).

The Share Purchase Transactions have also altered the Reporting Persons’ respective rights to nominate members of the Board. As was the case under the Joint Venture Agreement, under the Stockholders Agreement, the Board size is set at ten (10) members. However, under the Stockholders Agreement, Sauer now possesses nomination rights with respect to two members (one independent and one non-independent) and Danfoss possesses nomination rights with respect to eight members (two independent and six non-independent members) of the Board (each determination of independence to be made by the Board in accordance with the rules of the New York Stock Exchange). In addition, the contractual rights of Sauer and Danfoss under the Joint Venture Agreement with respect to the former Nominating Committee of the Board have been terminated under the Stockholders Agreement, and, concurrently with the closing of the Share Purchase Transactions, the Board has voted to abolish the Nominating Committee.

Also in connection with, and prior to, the closing of the Share Purchase Transactions, approval has been obtained from (i) the Issuer’s Board and stockholders for the amendment of the Issuer’s Amended and Restated Certificate of Incorporation, and (ii) the Issuer’s Board for the amendment of the Issuer’s Amended and Restated By-Laws (collectively, the Issuer’s Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, the “Charter Documents”). The amendments have resulted in: (A) the removal of provisions requiring approval of (x) 80% of the Issuer’s stockholders for the amendment of the Charter Documents (replacing such approval threshold with a simple majority threshold) and (y) 80% of the Board for the Issuer’s entry into certain extraordinary corporate transactions, the appointment or removal of certain key executive officers of the Issuer or the approval of the Issuer’s annual business plan and (B) the removal of provisions relating to the appointment of a Nominating Committee of the Board.

The above-described consequences of the Share Purchase Transactions, together with Danfoss’ control over a majority of the issued and outstanding shares of Common Stock (and its drag along rights with respect to Sauer’s shares, as described in Item 6 below), enable Danfoss to pursue any of a number of additional actions related to its holding of Common Stock, including: (a) the acquisition by Danfoss of additional shares of Common Stock, or the disposition of shares of Common Stock that it holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) further changes in the Charter Documents or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Common Stock to be delisted from the New York Stock Exchange; (h) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. While Danfoss currently has no plans with respect to any such additional actions, it remains open to, and hereby reserves the right to pursue, any such action.

Item 5.    Interest in Securities of the Issuer.

1. The Holding Company

(a) The Holding Company may be deemed to beneficially own 18,241,962 shares of Common Stock. Such ownership represents 37.8% of the issued and outstanding shares of the Issuer. Because, as a result of the Share Purchase Transactions, the Holding Company is now a wholly-owned subsidiary of Danfoss, all shares of Common Stock held by the Holding Company are subject to Danfoss’ obligation under the Stockholders Agreement to vote as directed therein; consequently, the Holding Company shares voting power with Sauer with respect to all such shares of Common Stock that the Holding Company holds. Other than as indicated on Schedule I, to the knowledge of the Holding Company, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with the Holding Company.

(b) Number of shares as to which the Holding Company has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 18,241,962

(Power to vote these shares is shared for the reasons described in paragraph (a) above).

(iii) sole power to dispose or to direct the disposition of: 18,241,962

(iv) shared power to dispose or direct the disposition of: 0

(c) While its beneficial ownership of Common Stock has been impacted as a result of the consummation of the Share Purchase Transactions in the last 60 days, the Holding Company itself (and all of the persons named on Schedule I related to the Holding Company) have not effected any transactions in securities of the Issuer during the last 60 days.

(d)-(e) Not applicable.

2. Sauer

(a) Sauer may be deemed to beneficially own 36,629,787 shares of Common Stock. Such ownership represents 75.9% of the issued and outstanding shares of the Issuer. Sauer disclaims beneficial ownership of 26,764,173 of such shares, of which (i) 18,241,962 shares are held by the Holding Company (which is wholly owned by Danfoss) and are subject to Danfoss’ obligation to vote as agreed upon with Sauer under the Stockholders Agreement, (ii) 8,358,561 shares of Common Stock are held by Danfoss and are subject to Danfoss’ obligation to vote as agreed upon with Sauer under the Stockholders Agreement, and (iii) 163,650 shares are held by the SDW Stiftung Deutsche Wirtschaft (the “Stiftung”), a German foundation (Sauer had previously transferred by contract the economic and voting rights of 300,000 shares to the Stiftung, but the Stiftung agreed to vote with Sauer on all matters with respect to such shares. Of such 300,000 shares, 136,350 shares were disposed of pursuant to the Share Purchase Transactions.) The Stiftung is a charitable student foundation organized in Germany. Its principal business and office address is Breite Straße 29, 10178 Berlin. To the knowledge of the Reporting Persons, the Stiftung has not, in the last five years, been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining it from future violations of, or prohibiting or mandating activities by it subject to, federal or state securities laws or finding any violation with respect to such laws. Other than as indicated in Schedule I, to the knowledge of Sauer, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Sauer.

(b) Number of shares as to which Sauer has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 36,629,787

(Power to vote all such shares is shared by Sauer pursuant to the provisions of the Stockholders Agreement (as described in Item 4 of this Amendment No. 7). Sauer disclaims beneficial ownership of 26,764,173 of such shares, which are held by the other Reporting Persons and by the Stiftung.)

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 10,029,264

(Sauer’s right to dispose of these shares is restricted under the Stockholders Agreement, as described below in Item 6 of this Amendment No. 7.)

(c) Other than the Share Purchase Transactions (described in greater detail in Item 4 above), no transactions in securities of the Issuer have been effected during the last 60 days by Sauer or any of the persons named on Schedule I associated with Sauer.

(d)-(e) Not applicable.

3. Danfoss

(a) Danfoss may be deemed to beneficially own 36,629,787 shares of Common Stock, representing approximately 75.9% of the issued and outstanding shares of the Issuer. Danfoss disclaims beneficial ownership of 28,271,226 of such shares, of which (i) 18,241,962 shares are held by the Holding Company (following the Share Purchase Transactions, the Holding Company is a wholly owned subsidiary of Danfoss), and (ii) 10,029,264 shares are held or beneficially owned by Sauer and are subject to voting agreements with Danfoss and to Danfoss’ right of first refusal, drag along rights and call option, in each case as detailed in the Stockholders Agreement (as described further in Item 6 of this Amendment No. 7). Other than as described herein or indicated in Schedule I, to the knowledge of Danfoss, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Danfoss.

Other than as described herein or indicated in Schedule II, to the knowledge of Danfoss, no shares of Common Stock are beneficially owned by any persons listed on Schedule II associated with the Danfoss Control Entity. Jorgen Clausen, President, Chief Executive Officer and a director of Danfoss, beneficially owns 70,000 shares of Common Stock, representing approximately 0.1% of the issued and outstanding shares of Common Stock. Jorgen Clausen has the sole power to vote, direct the vote, dispose or direct the disposition of such shares of Common Stock. Jorgen Clausen does not share the power to vote, direct the vote, dispose or direct the disposition of such shares of Common Stock.

(b) Number of shares to which Danfoss has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 36,629,787

(Power to vote all such shares is shared by Danfoss pursuant to the provisions of the Stockholders Agreement (as described in Item 4 of this Amendment No. 7). Danfoss disclaims beneficial ownership of 28,271,226 of such shares, which are held by the other Reporting Persons.)

(iii) sole power to dispose or to direct the disposition of: 8,358,561

(iv) shared power to dispose or to direct the disposition of: 28,271,226

(Power to dispose of 10,029,264 of such shares (which are held or beneficially owned by Sauer) is shared by Danfoss pursuant to the provisions of the Stockholders Agreement (as described in Item 6 of this Amendment No. 7), while power to dispose of the remaining 18,241,862 of such shares (held by the Holding Company) is shared by Danfoss by virtue of its control over the Holding Company. Danfoss disclaims beneficial ownership of all 28,271,226 of such shares.)

(c) Other than the Share Purchase Transactions (described in greater detail in Item 4 above), no transactions in securities of the Issuer have been effected during the last 60 days by Danfoss, any of the persons named on Schedule I associated with Danfoss or any of the persons named on Schedule II associated with the Danfoss Control Entity.

(d)-(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Stockholders Agreement entered into by Sauer and Danfoss upon the closing of the Share Purchase Transactions, Sauer and Danfoss have agreed to vote to keep the Board size of the Issuer set at ten (10) members. Out of such ten members of the Board, Sauer possesses nomination rights with respect to two members (one independent and one non-independent) and Danfoss possesses nomination rights with respect to eight members (two independent and six non-independent members) (each determination of independence to be made by the Board in accordance with the rules of the New York Stock Exchange).

Besides governing the Board nomination rights of Sauer and Danfoss relative to one another, the Stockholders Agreement also provides for other arrangements between Sauer and Danfoss with respect to the shares of Common Stock that they hold, including various provisions related to transfers of Common Stock by Sauer and Danfoss. Sauer has irrevocably granted to Danfoss the right to purchase from Sauer (via exercise of a call option), and Danfoss has irrevocably granted to Sauer the right to sell to Danfoss (via exercise of a put option), the remaining 10,029,264 shares of Common Stock held by Sauer, in two equal stages of 5,014,632 shares each, during the 21 day periods starting on August 1 and running until August 21 following the delivery of the Issuer’s audited financial statements to Sauer for the 2009 and 2011 fiscal years of the Issuer, respectively. The purchase price for the shares subject to the call option and put option will be determined based on the operating income of, and adjusted with respect to the net debt level of, the Issuer in the Issuer’s 2009 and 2011 fiscal years, respectively, but will be set within the range of $29.67 and $49.45 per share, subject to adjustment as a result of stock splits and other similar transactions. Danfoss may, at any time, accelerate its exercise of either or both stages of the call option and purchase Sauer’s shares of Common Stock subject to such option at a price equal to $49.45 per share, subject to adjustment as a result of stock splits and other similar transactions. Sauer, on the other hand, may accelerate its exercise of either or both stages of its put option and sell its shares of Common Stock subject to such option to Danfoss at a price equal to $29.67 or $39.56 per share (depending on the identity of the third party entity involved in the transaction giving rise to the acceleration right), subject to adjustment as a result of stock splits and other similar transactions, only upon notice from Danfoss that Danfoss had approved a merger transaction that would result in the extinguishment or exchange of the Issuer’s Common Stock for securities of a successor entity (but not cash consideration). The number of shares subject to the call and put options is subject to reduction based on shares of Common Stock sold by Sauer as a result of Danfoss’ exercise of drag-along rights or Sauer’s exercise of tag-along rights (as described in the next two paragraphs below).

In addition to the put and call options, the Stockholders Agreement also provides for drag-along rights and a right of first refusal for Danfoss, and tag-along rights for Sauer. If Danfoss desires to sell any of its shares of Common Stock to an unaffiliated third party in a transaction that would cause a change of control of the Issuer, Danfoss is entitled to “drag-along” Sauer and require it to sell an equivalent percentage of its shares of Common Stock to such third party at the same price as Danfoss sells its shares. However, to the extent that Danfoss exercises its drag along rights beginning after October 15, 2009 or October 15, 2011 through the end of Sauer’s put option exercise periods that follow the Issuer’s 2009 and 2011 fiscal years, respectively, Sauer may be entitled to receive additional consideration from Danfoss in the drag-along transaction if Sauer would have been entitled to such consideration upon exercise of its put option. In each case, the consideration to be received by Sauer in a drag-along scenario will be in the range of $29.67 and $49.45 per share of Common Stock, subject to adjustment as a result of stock splits and other similar transactions, with all excess consideration to be payable to Danfoss. If the consideration being paid by a third party to Danfoss is other than cash or freely tradable shares of an issuer that is listed on a nationally recognized securities exchange in the United States, France, the United Kingdom or Germany, Sauer can require Danfoss to purchase its shares at a price of $29.67 per share in lieu of Sauer’s selling such shares to the third party under the drag-along procedure. In the event of a proposed transfer by Sauer of any of its shares of Common Stock to a third party, Danfoss has the right to purchase such shares within 45 days of receipt of notice of the proposed sale, upon the terms and conditions specified in the notice.

In the event of a proposed private sale by Danfoss of all of its shares of Common Stock to a third party, Sauer has the right to “tag-along” and participate in the sale to the third party on the same terms and conditions by delivering notice to Danfoss within twenty-one (21) days of notification by Danfoss as to the sale. In such transaction, Sauer is entitled to sell such portion of the shares to be sold to the third party as equals its percentage of the total number of shares of Common Stock held by it and Danfoss, in the aggregate. Proceeds received from third parties in any sales in which Sauer “tags along” will be distributed first to Danfoss, for the first $248,028,174.87 of such proceeds, and then to Sauer and Danfoss pro rata based on the number of shares of Common Stock sold by each of them in such sales.

Other than the Stockholders Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit A--Joint Filing Agreement pursuant to Rule 13d-1(k)(1)*

Exhibit B--Share Purchase Agreement, dated as of March 10, 2008, by and between Sauer Holding GmbH and Danfoss A/S**

Exhibit B(1)-- Form of Amendment No.1 to Share Purchase Agreement, dated as of July 11, 2008, by and between Sauer Holding GmbH and Danfoss A/S

Exhibit C--Form of Stockholders Agreement, dated as of July 11, 2008, by and among Sauer Holding GmbH and Danfoss A/S ***

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* Incorporated herein by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 26, 2000.

** Incorporated herein by reference to Exhibit B of Amendment No. 6 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 12, 2008.

*** Incorporated herein by reference to Exhibit C of Amendment No. 6 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 12, 2008.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: July 18, 2008	Danfoss Murmann Holding A/S

	By:	/s/ Jorgen M. Clausen
	Name:	Jorgen M. Clausen
	Title:	President & CEO

	By:	/s/ Hans Kirk
	Name:	Hans Kirk
	Title:	Board Member

Dated: July 18, 2008	Sauer Holding GmbH

	By:	/s/ Sven Murmann
	Name:	Dr. Sven Murmann

Dated: July 18, 2008	Danfoss A/S

	By:	/s/ Jorgen M. Clausen
	Name:	Jorgen M. Clausen
	Title:	President & CEO

	By:	/s/ Frederik Lotz
	Name:	Frederik Lotz
	Title:	Executive Vice President & CFO

Schedule I

Directors and Executive Officers

as of July 11, 2008

Corporation: Danfoss Murmann Holding A/S

Supervisory Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Clausen, Jorgen	Norborgvej 81 6430 Nordborg Denmark	President and Chief Executive Officer of Danfoss A/S	70,000 Common Shares

Christiansen, Niels B. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Vice CEO of Danfoss A/S	None

Kirk, Hans Denmark	Havbo 5 Horuphav, 6470 Sydals Denmark	Not Employed	10,560 Common Shares

Management Board and Citizenship; Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Christiansen, Niels B. Denmark	See information above	See information above

Corporation: Sauer Holding GmbH

Supervisory Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Murmann, Dr. Klaus H.	Krokamp 35, 24539 Neumunster, Germany	Chairman Emeritus of Sauer-Danfoss Inc.	7,500
Keim, Dr. Christoph	Schmorellplatz 7, 81545 Munchen, Germany	Attorney with Petersdorff Keim Rechtsanwaltsgesellschaft	None
Murmann, Jan	Alstertwiete 13, 20144 Hamburg, Germany	Not presently employed	None
Murmann-Knuth, Dr. Ulrike	Hansastrasse 47, 20144 Hamburg, Germany	Priest with Nordelbische Evangelisch-Lutherische Kirche	None

Officers and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Murmann, Dr. Sven	Grosse Elbstrasse, 145B 22767 Hamburg, Germany	Managing Director	11,500
Prochnow, Manja Germany	Grosse Elbstrasse, 145B 22767 Hamburg, Germany	Financial Officer of Sauer Holding GmbH	None
Reimann, Iris Germany	Grosse Elbstrasse, 145B 22767 Hamburg, Germany	Financial Officer of Sauer Holding GmbH	None

Corporation: Danfoss A/S

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Clausen, Jorgen	Norborgvej 81, 6430 Nordborg Denmark	President and Chief Executive Officer of Danfoss A/S	70,000 Common Shares
Jebsen, Hans Michael Denmark	Nordborgvej 81 6430 Nordborg Denmark	Chairman of Jebsen & Co., Ltd.	None
Hoover, William E Denmark	Nordborgvej 81 6430 Nordborg Denmark	Officer, McKinsey & Co.	None
Nyegaard, Henrik E. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Engineer	3,000 Common Shares
Clausen. Peter M. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Senior Vice President	None
Murmann, Dr. Sven	See information above	See information above	See information above
Knopfli, Arno Denmark	Nordborgvej 81 6430 Nordborg Denmark	Engineer	None
Nielsen, Jens Peters Rosendahl Denmark	Nordborgvej 81 6430 Nordborg Denmark	Convenor	None
Hansen, Svend Aage Denmark	Nordborgvej 81 6430 Nordborg Denmark	HR Consultant	None
Exec. Committee and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Clausen, Jorgen M. Denmark	See information above	See information above	See information above
Fausing, Kim Denmark	Nordborgvej 81 6430 Nordborg Denmark	Executive Vice President & COO of Danfoss A/S	None
Lotz, Frederik Denmark	Nordborgvej 81 6430 Nordborg Denmark	Executive Vice President & CFO of Danfoss A/S	None
Christiansen, Niels B. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Vice CEO of Danfoss A/S	None

Schedule II

Directors and Executive Officers

as of July 11, 2008

Corporation: Bitten & Mads Clausens Fond

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Nyegaard, Henrik E. Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1
Clausen, Peter M. Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1
Clausen, Jorgen M. Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1
Skibsted, Bente Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1
Jebsen, Hans Michael Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1
Kirk, Hans Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1
Nilsen, Jens Peter Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1
Hansen, Svend Aage Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1
Knopfli, Arno Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Exhibit B(1)

3.1 (a)

Amendment No. 1 to the Share Purchase Agreement

by and between

Sauer Holding GmbH,
A company with limited liability, duly incorporated and existing purusant to German law, registered with the commercial register of the local Court Kiel under register no. HRB 811KI, with its principal place of business at Große Elbstraße 145 B, D-22767 Hamburg, Germany, duly represented by its managing director (“Gesch’ftsführer”) duly appointed and authorized to represent the company by sole signature

- hereinafter referred to as “Sauer”

and

Danfoss A/S,
A stock corporation, duly incorporated and existing pursuant to Danish law, with its principal place of business at D-6430 Nordborg, Denmark, represented by its Executive Vice President and Chief Financial Officer and its Vice Chief Executive Officer duly appointed and authorized to represent the company by their joint signature

- hereinafter referred to as “Danfoss”

Preamble

On March 10, 2008 Sauer and Danfoss have signed a Share Purchase Agreement (“SPA”) relating, among other things, to the sale and transfer of 8,358,561 shares of common stock, USD 0.01 par value per share, of the Company (“SD Shares”) and to the sale and transfer of 250.000 shares, DKR 1.00 par value per share of Class A voting stock of HoldCo and 1.000 shares, DKR 1.00 par value per share, of Class B non-voting stock of HoldCo (“Holdco Shares”). Regarding the transfer of the SD Shares and the HoldCo Shares the Parties herewith agree to amend the SPA as follows, whereby capitalized terms undefined herein shall have the meanings ascribed to such terms in the SPA:

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1.	Section 4.3 (a) 1. of the SPA and of the Form of Share Purchase Agreement (Exhibit 3.6.1 to the Stockholders’ Agreement) shall read as follows:

“4.3 At the Closing Date or before:
(a) Sauer shall deliver or arrange to be delivered to Danfoss:
1. The SD Shares either in the form of (i) certificates representing the certificated Shares, duly endorsed (or accompanied by duly executed stock power) for the transfer of the certificated Shares to Danfoss; and/or (ii) a letter of instruction addressed to the transfer agent of the Company and a duly executed stock power for the transfer of the uncertificated SD Shares to Danfoss.”

2.	Section 3.1 of the Closing Protocol (Exhibit 4.4 to the SPA) shall read as follows:

“3.1 Danfoss has received each of the deliveries set forth in Section 4.3 (a) of the SPA including:
a) certificates representing the certificated SD Shares, duly endorsed (or accompanied by duly executed stock power) for the transfer of the certificated Shares to Danfoss; and/or (ii) a letter of instruction addressed to the transfer agent of the Company and a duly executed stock power for the transfer of the uncertificated SD Shares to Danfoss.

3.	The Parties further agree that Sauer at the Closing Date under Section 3.1 (f) of the Closing Protocol (Exhibit 4.4 to the SPA) shall deliver to Danfoss

(i)	certified copy of the Company’s original share register (in Danish “aktiebog”) documenting the due registration of Danfoss’ title to the HoldCo Shares,

(ii)	documentary evidence of the resignation effective as at the Closing Date by the following members of the HoldCo’s board of directors:

- Prof. Dr. Klaus Murmann
- Dr. Sven Murmann
- Nicola Keim

and documentary evidence that none of these persons have claims against HoldCo regarding the position as members of the board of directors,

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(iii)
documentary evidence of the resignation of Nicola Keim as managing director of HoldCo together with documentary evidence that Nicola Keim does not have any claims against HoldCo regarding her position as managing director,

(iv)	documentary evidence of the approval of the board of directors of HoldCo of the transfer of the shares in HoldCo from Sauer to Danfoss.

4.	All other provisions of the SPA including its Exhibits shall remain unaffected.

	Place, date		Place, date

	Danfoss A/S		Sauer Holding GmbH
By:		By:
Name:		Name:
Title:		Title:

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